EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

El Pollo Loco Holdings, Inc.
Costa Mesa, California
We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated March 9, 2018, relating to the consolidated financial statements of El Pollo Loco Holdings, Inc. (“Company”) appearing in the Company’s Annual Report on Form 10-K for the year ended December 27, 2017.

/s/ BDO USA, LLP
Costa Mesa, CA
May 7, 2018

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.